UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated January 27, 2026.

PRESS RELEASE

Millicom (Tigo) announces successful bid for EPM’s Stake in UNE

Luxembourg, January 27,2026 — Millicom International Cellular S.A. ("Millicom") today announced that it has been awarded 100% of EPM’s remaining shares in UNE EPM Telecommunicaciones S.A. (“UNE” or “Tigo Colombia”), following a winning bid in the public auction conducted by Empresas Públicas de Medellín E.S.P. ("EPM").

Millicom’s bid was COP 418,741 per share, representing a total consideration of approximately COP 2.1 trillion, (approximately USD 571 million). This acquisition consolidates Millicom’s ownership in UNE to nearly 100%, following the successful completion of the public divestment process managed by EPM in accordance with Colombian Law 226.

The transaction is expected to close on January 29, 2026, in accordance with the established auction rules. Upon closing, the simplified ownership structure will allow Millicom to further streamline its operations in Colombia and accelerate its strategic integration plans.

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Luca Pfeifer, VP for Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, highspeed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2025, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: January 30, 2026